Exhibit 99.1

EKSPORT FINANS

NORWAY

PRESS RELEASE

May 7, 2013

Eksportfinans’ first quarter report 2013

Net interest income was NOK 202 million in the first quarter of 2013, compared to NOK 375 million in the first quarter of 2012. The reduction was mainly caused by a combination of the lower level of interest generating assets together and reduced margins.

Comprehensive income according to IFRS in the first quarter of 2013 was negative NOK 1,118 million, compared to negative NOK 9,748 million in the first quarter of 2012. In the first quarter of 2013 the market prices on Eksportfinans’ own debt continued to increase, resulting in a reversal of previous unrealized gains and a corresponding unrealized loss in the income statement.

Profit excluding unrealized gains and losses and losses hedged by the Portfolio Hedge Agreement amounted to NOK 124 million for the first quarter of 2013, compared to NOK 248 million in the first quarter of 2012.

Total assets amounted to NOK 148 billion at March 31, 2013, compared to NOK 157 billion at December 31, 2012. The reduction was in line with expectations and due to the limitations on new lending business since November 18, 2011 as well as repayments on the current loan and securities portfolios.

At March 31, 2013, the core capital adequacy ratio was 26.2 percent, compared to 25.0 percent at December 31, 2012. At the end of the first quarter of 2013, the company had liquidity reserves totaling NOK 45.7 billion.

Eksportfinans’ first quarter report 2013 is available on www.eksportfinans.no.

A conference call is scheduled for Tuesday May 7, 2013 at 10am NY / 3pm London / 4pm CEST dial-in options:

Please join by calling:

Local - Japan: +81(0)3 4455 6450

Local - Norway: +47 2316 2729

Local - Singapore: +65 6823 2153

Local - Switzerland: +41(0) 43 547 8000

Local - UK: +44(0) 20 7136 2050

Local - USA: +1 718 354 1357

The participant pass code is 8463381.

Please dial-in to the call 5 minutes early as dialer registration will be required. The call will be recorded and a replay made available.

EKSPORT FINANS

NORWAY

For further information, please contact:

President and CEO Gisele Marchand,

tel: +47 22 01 23 70 / +47 415 17 489,

e-mail: gma@eksportfinans.no

EVP Direcor of Staff / Communications Elise Lindbaek,

tel: +47 22 01 22 64 / +47 905 18 250,

e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,

tel: +47 22 01 23 05 / +47 900 92 326,

e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2013 total assets amounted to almost NOK 160 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.no

Forward-looking statements

Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.